

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628**

December 9, 2009

Mr. Steven J. Janusek
Chief Financial Officer
Reddy Ice Holdings, Inc.
8750 North Central Expressway, Suite 1800
Dallas, TX 75231

>   **Re: Reddy Ice Holdings, Inc.
>   Form 10-K for the Fiscal Year Ended December 31, 2008
>   Filed March 11, 2009
>   Supplemental Response Letter
>   Filed October 9, 2009
>   File No. 1-32596**

Dear Mr. Janusek:

        We have reviewed the above filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Controls and Procedures

1.   We note your response to our prior comment 6 and reissue the comment. Please revise to state clearly in the same statement, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at a reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Closing Comments

  Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

  Please contact Douglas Brown at (202) 551-3265, or Michael Karney at (202) 551-3847 with any questions.

         Sincerely,

         H. Roger Schwall
         Assistant Director